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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K
                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            dated November 9, 2000

                                   ILOG S.A.

                             9 Rue De Verdun BP 85
                            94253 Gentilly, France

                   (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F   X         Form 40-F
                            -----                 -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                    Yes                      No   X  .
                        _______                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

                                   ILOG S.A.

                                   FORM 6-K

ILOG S.A. (the "Company") announced expected results for the three months ended September 30, 2000 in a press release dated October 16, 2000. Such press release is attached as EXHIBIT 99.1 hereto and is incorporated by reference herein.

The Company reported its results for the three months ended September 30, 2000 in a press release dated October 26, 2000. Such press release is attached as
EXHIBIT 99.2 hereto and is incorporated by reference herein.
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The Company announced changes in its Board of Directors in a press release dated
November 9, 2000. Such press release is attached as EXHIBIT 99.3 hereto and is incorporated by reference herein.


                                 EXHIBIT INDEX

Exhibit 99.1 Press release, dated October 16, 2000, regarding the expected results of ILOG S.A. for the three months ended September 30, 2000.

Exhibit 99.2 Press release, dated October 26, 2000, announcing the results of ILOG S.A. for the three months ended September 30, 2000.

Exhibit 99.3 Press release, dated November 9, 2000, regarding changes to the ILOG S.A. Board of Directors.



                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ILOG S.A.

                         By:    /s/ Roger Friedberger
                            -------------------------------
                            Roger Friedberger
                            Chief Financial Officer


Date: November 14, 2000